1021 West Hastings Street, 9th Floor
Vancouver, BC, Canada

V6E 0C3

Austin Gold Announces Passing of Director Benjamin D. Leboe

September 23, 2024

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) announces with great sadness the passing of Company director Ben Leboe - our wonderful friend, mentor and business partner.

An experienced director and business executive, Ben was a certified accountant, business valuator and management consultant. After beginning his career with KPMG, he went on to serve as the Chief Financial Officer to many organizations - among them, Uranerz Energy - and held many directorships in recent years.  As much or more than his expert advice and considerable business acumen, what we valued was Ben's calm wisdom, unassuming style, generous mentorship, quick wit and wise perspective.

A devoted husband and father, we are grateful Ben was surrounded by his loving family in his final days. He will be missed dearly.

About Austin Gold Corp.

Austin is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 78.9 km2 of unpatented lode mining claims and private property.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.